

13030017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mail Processing
Section
FEB 28 2013
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51758

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MidAmerica Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2230 East 32nd Street, Suite B
(No. and Street)

Joplin	MO	64804
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briscoe, Burke & Grigsby LLP
(Name – *if individual, state last, first, middle name*)

4120 East 51st Street, Suite 100	Tulsa	OK	74135
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/13

OATH OR AFFIRMATION

I, Shaun Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MidAmerica Financial Services, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


MIRIAH GROSSHART
Notary Public-Notary Seal
State of Missouri, Jasper County
Commission # 12343111
My Commission Expires May 16, 2016

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

MIDAMERICA FINANCIAL SERVICES, INC.

December 31, 2012

MIDAMERICA FINANCIAL SERVICES, INC.

INDEPENDENT AUDITOR'S REPORT

and

FINANCIAL STATEMENTS

and

SUPPLEMENTAL INFORMATION

December 31, 2012

MIDAMERICA FINANCIAL SERVICES, INC.

Joplin Missouri

December 31, 2012

TABLE OF CONTENTS

Independent Auditor's Report

Board of Directors
MidAmerica Financial Services, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of MidAmerica Financial Services, Inc. (the Company) as of December 31, 2012, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MidAmerica Financial Services, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 12 and 13 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 12 and 13 is fairly stated in all material respects in relation to the financial statements as a whole.

Briscoe, Burke & Grigsby LLP

Certified Public Accountants

February 23, 2013
Tulsa, Oklahoma

MIDAMERICA FINANCIAL SERVICES, INC.

Statement of Financial Condition

December 31, 2012

ASSETS

Current Assets:		
Cash	$	247,662
Accounts receivable - registered representatives less allowance for doubtful accounts: $27,900		55,973
Accounts receivable - commissions		131,185
Accounts receivable - related		14,910
Deferred tax asset - current		5,580
Prepaid expenses		3,817
Total current assets		**459,127**
Other Assets:		
Brokerage accounts (restricted) - Note 4		25,000
Deposits		2,730
Total other assets		**27,730**
Property and equipment, at cost: (Note 2)		
Furniture, fixtures and equipment		63,320
Less accumulated depreciation		(9,552)
		53,768
TOTAL ASSETS	**$**	**540,625**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	247,232
Accrued expenses		23,370
Income tax payable		15,792
Total liabilities		**286,394**
Deferred tax liability - non-current		**10,754**
STOCKHOLDERS' EQUITY		
Common stock, no par value; authorized 100,000 shares; issued and outstanding 100 shares		100
Retained earnings		243,377
Total stockholders' equity		**243,477**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**540,625**

See accompanying notes to financial statements.

MIDAMERICA FINANCIAL SERVICES, INC.

Statement of Income

For the year ended December 31, 2012

Sales	
Commissions received	$ 4,798,302
Registered representative income	306,128
Investment advisory supervisory income	7,318
Total sales	**5,111,748**
Cost of Sales	
Commissions paid to other brokers	4,083,094
Clearing costs	34,745
Registered representative expense	275,732
Total cost of sales	**4,393,571**
Gross Profit	**718,177**
Operating expenses	
Selling expense	56,431
General and administrative expense	223,117
Depreciation	6,330
Licenses and permits	10,019
Payroll	364,576
Bad debt expense	31,196
Total operating expense	**691,669**
Operating income	**26,508**
Other income (expense)	
Interest income	736
Gain on disposition of assets	-
Other miscellaneous (expense)	(824)
Total other income	**(88)**
Income before income taxes	**26,420**
Provision for income taxes	8,953
Net Income	**$ 17,467**

See accompanying notes to financial statements.

MIDAMERICA FINANCIAL SERVICES, INC.

Statement of Stockholders' Equity

For the year ended December 31, 2012

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2011	**$ 100**	**$ 225,910**	**$ 226,010**
Net income	-	17,467	17,467
Dividends	-	-	-
Balance, December 31, 2012	**$ 100**	**$ 243,377**	**$ 243,477**

See accompanying notes to financial statements.

MIDAMERICA FINANCIAL SERVICES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2012

Cash Flows from Operating Activities		
Net income	$	17,467
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		(1,011)
Depreciation		6,330
Changes in assets and liabilities:		
Accounts receivable - registered representatives		22,950
Accounts receivable - commissions		(32,210)
Accounts receivable - related		32,861
Prepaid expenses		(3,000)
Accounts payable		79,349
Accrued expenses		(11,722)
Income taxes payable		7,458
Net cash used by operating activities		**118,472**
Net decrease in cash		**118,472**
Cash, beginning of year		129,190
Cash, end of year	**$**	**247,662**

See accompanying notes to financial statements.

MIDAMERICA FINANCIAL SERVICES, INC.

Statement of Changes in Liabilities Subordinated to
Claims of General Creditors

For the Year Ended December 31, 2012

The Company had no liabilities subordinated to claims of general creditor during the year ended December 31, 2012.

See accompanying notes to financial statements.

MIDAMERICA FINANCIAL SERVICES, INC.

Notes to Financial Statements

December 31, 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of MidAmerica Financial Services, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Operations - The Company provides services as a registered broker and dealer. Revenues and expenses consist primarily of commissions received and paid, fees received from and paid on behalf of registered representatives, and travel to recruit and oversee registered representatives.

Security Trading - On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting - The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable – Registered Representatives - Accounts receivable from registered representatives include administrative and supervisory fees charged to the representatives for licensing, continuing education and supervision. The Company provides an allowance for doubtful accounts, which is based upon review of outstanding receivables, historical collections information and existing economic conditions. Bad debt expense for the year ended December 31, 2012 was $31,196.

Commissions Receivable and Payable - Commissions receivable and payable are booked at the time of sale.

Property and Equipment – Property and equipment are carried at cost, less accumulated depreciation. Depreciation is computed primarily by use of the straight-line method.

When assets are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in current operations.

Maintenance and repairs are charged to operations when incurred. Costs of betterments and renewals are capitalized and depreciated over their estimated useful lives.

MIDAMERICA FINANCIAL SERVICES, INC.

Notes to Financial Statements

December 31, 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Personnel Policies - The Company pays its registered representatives on a commission basis and considers registered representatives to be self-employed. No taxes are withheld on commissions paid.

Sales – Other Income - Other income reported in sales consists of commissions received on mutual fund (12b) transactions.

Capital Gains (Losses) - The Company does not trade on its own behalf.

Advertising - The Company's policy is to expense advertising costs as the costs are incurred.

Significant Group Concentrations of Credit Risk – The Company maintains deposits in a financial institution that at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company believes that there is no significant risk with respect to these deposits.

2. PROPERTY AND EQUIPMENT

	Estimated Useful Life	Cost	Accumulated Depreciation	Net Book Value
Equipment	10 years	$ 50,826	$ 7,695	$ 43,131
Furniture and fixtures	10 years	11,494	1,724	9,770
Leasehold improvements	10 years	1,000	133	867
		$ 63,320	**$ 9,552**	**$ 53,768**

Depreciation charged to operations of property and equipment for 2012 was $6,330.

MIDAMERICA FINANCIAL SERVICES, INC.

Notes to Financial Statements

December 31, 2012

3. RELATED PARTY TRANSACTIONS

Stinnett & Young, LLC leases the building that houses the Company's office. Stinnett & Young, LLC shareholders are the current president and vice president of the Company. Total payments to Stinnett & Young, LLC during 2012 and 2011 were $57,000 and $37,400, respectively, for 12 months of rent.

4. RESTRICTIONS ON CASH

The Company is required by its clearing firm to maintain $25,000 in a house account with them. The balance in this account at December 31, 2012 and 2011 was $25,000 and $25,000, respectively, all of which has been reported as restricted cash under other assets.

5. LEASES

The Company leases its offices for $4,500 per month. The lease is month-to-month and there is no contract.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rules of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $121,270 which was $116,270 in excess of its required net capital of $5,000. Additionally, the Company's ratio of aggregate indebtedness to net capital was 2.36 to 1.

8. CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2012 and 2011, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

9. RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on the Company's computation of net capital under Rule 15c3-1, as of December 31, 2012 and 2011, there were differences noted with the Company's unaudited reports. See page 13 of this report for a comparison of the Computation of Net Capital per the audited financial statements and the unaudited financial statements.

10. ACCOUNTING FOR UNCERTAIN TAX POSITIONS

Generally accepted accounting principles require the adoption of the accounting standard regarding "Accounting for Uncertain Tax Positions". This standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the enterprise's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flow. The tax years prior to 2008 generally are not subject to examination by the U.S. Federal and most state tax authorities.

11. INCOME TAXES

Deferred tax assets and liabilities represent the tax effects of taxable temporary differences in book an tax reporting. Significant difference between tax and financial reporting that five rise to deferred tax assets and liabilities are as follows at December 31, 2012:

		2012
Deferred tax asset (liability)		
Bad debts	$	5,580
Depreciation		(10,754)
Net Asset (Liability)	**$**	**(5,174)**

A provision (benefit) for income taxes consists of the following:

		2012
Provision (benefit):		
Current	$	9,964
Deferred		(1,011)
	$	**8,953**

11. INCOME TAXES (continued)

A reconciliation of income tax expense at the statutory rate to income tax expense at the Company's effective rate is shown below:

	Dollars 2012	Percent of Pretax Income 2012
Income(loss) before income taxes	$ 26,420	100%
Federal Statutory income tax	3,963	15.00%
State income taxes	1,651	6.25%
Nondeductible expense and other	4,350	42.51%
Income tax provision (benefit)	**$ 9,964**	**37.71%**

12. SUBSEQUENT EVENTS

In preparing these financial statements management has evaluated and disclosed all material subsequent events through February 23, 2013, which is the date these statements were available to be issued.

Supplemental Information

MIDAMERICA FINANCIAL SERVICES, INC.

Computation of Net Capital Pursuant to Rule 15c3-1(1)

December 31, 2012

Net Capital	
Ownership equity	$ 243,476
Less non-allowable assets:	
Deposits	2,730
Receivables from non-customers, net of allowance	70,882
Net fixed assets	53,768
Deferred tax (liability) asset	(5,174)
	122,206
Total allowable capital	**121,270**
Less haircuts on investments	-
Total net capital	**121,270**
Minimum capital requirement	5,000
Excess Over (Under) Minimum Net Capital Requirement	**$ 116,270**
Total Aggregate Indebtedness	**$ 286,394**
Ratio of Aggregate Indebtedness to Net Capital	**2.36 to 1**

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited form X-17A-5 Part IIA filing.

See independent auditor's report.

MIDAMERICA FINANCIAL SERVICES, INC.

Reconciliation Pursuant to Rule 17a-5(d)(4)

December 31, 2012

	Per Audited Report	Per Unaudited Report
Net Capital		
Ownership equity	243,476	223,937
Less non-allowable assets:		
Deposits	2,730	2,730
Receivables from non-customers	70,882	97,050
Net fixed assets	53,768	56,263
Deferred tax (liability) asset	(5,174)	365
Total allowable capital	**121,270**	**67,529**
Less haircuts on investments	-	-
Total net capital	**121,270**	**67,529**
Minimum capital requirement	5,000	5,000
Excess Over Minimum Net Capital Requirement	**$ 116,270**	**$ 62,529**
Total Aggregate Indebtedness	**286,394**	**274,005**
Ratio of Aggregate Indebtness to Net Capital	**2.36 to 1**	**4.06 to 1**

Upon performing our audit of the financial statements, we discovered several accounts that needed adjustments. The above comparison details the effects of those adjustments.

See independent auditor's report.

Independent Auditor's Report and Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
MidAmerica Financial Services, Inc.
Joplin, Missouri

In planning and performing our audit of the financial statements of MidAmerica Financial Services, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

February 23, 2013
Tulsa, Oklahoma

February 23, 2013

To the Management of
First Capital Strategy Fund, L.L.C.

We have audited the financial statements of MidAmerica Financial Services, Inc. for the year ended December 31, 2012, and have issued our report thereon dated February 23, 2013. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated December 6, 2012 our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit of the financial statements does not relieve you or management of your responsibilities.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you in our engagement letter dated December 6, 2012 and our discussion with your staff about planning, scope and timing matters during the month of January 2013.

SIGNIFICANT AUDIT FINDINGS:

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by MidAmerica Financial Services, Inc. are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2011. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

Difficulties Encountered in Performing the Audit

We are pleased to report that we encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole. The attached journal entries were corrected by management.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 23, 2013.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of management of MidAmerica Financial Services, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

If you have any questions regarding the above, please do not hesitate to contact us at your convenience.



Certified Public Accountants

February 23, 2013
Tulsa, Oklahoma

Client:	***MIDAM - MidAmerica Financial Services, Inc.***
Engagement:	***MFSI - MidAmerica Financial Services, Inc.***
Period Ending:	***12/31/2012***
Trial Balance:	***103 T/B - Trial Balance***
Workpaper:	***103 AJE - Adjusting Journal Entries Report***

Account	Description	W/P Ref	Debit	Credit
Adjusting Journal Entries JE # 101		**1301**		
To roll equity forward due to audit adjustments not being recording in prior year.***per client request***				
1190	Deferred Tax Asset - current		1,180.05	
1400	Fixed Assets		32,762.70	
1401	Fixed Assets:Acculmulated Depreciaton		11,789.58	
2201	Deferred Tax Liability - current		1,284.92	
3200	Retained Earnings		2,018.92	
3200	Retained Earnings		4,157.93	
3200	Retained Earnings		6,549.90	
3200	Retained Earnings		8,335.00	
3200	Retained Earnings		22,751.15	
4000	12b - 1		74,604.10	
6100	Miscellaneous		1,072.21	
1400	Fixed Assets			34,540.73
1401	Fixed Assets:Acculmulated Depreciaton			2,018.92
1401	Fixed Assets:Acculmulated Depreciaton			4,157.93
2200	Federal Income Tax Payable			5,907.00
2300	State Income Tax Payable			2,428.00
2900	Deferred Tax Liability - non current			9,014.87
3200	Retained Earnings			1,072.21
3200	Retained Earnings			23,564.04
3200	Retained Earnings			32,762.70
5400	RR Commission Exp.			51,040.06
Total			**166,506.46**	**166,506.46**
Adjusting Journal Entries JE # 102		**201**		
To remove duplicate deposits in transit from the cash account.***per client request***				
4000	12b - 1		314.63	
4000	12b - 1		6,744.78	
4007	Commission Income:Commissions- other:Private Placement		955.78	
4009	Commission Income:Commissions Mutual Fund		1,316.86	
4009	Commission Income:Commissions Mutual Fund		1,406.70	
4010	Commission Income:Commissions Variable Products		3,484.49	
4010	Commission Income:Commissions Variable Products		5,812.81	
1002	Bank:Commerce Bank			20,036.05
Total			**20,036.05**	**20,036.05**
Adjusting Journal Entries JE # 103		**1602**		
To correct a duplicate booking.***per client request***				
4010	Commission Income:Commissions Variable Products		18,162.00	
5605	Comm Exp - House			18,162.00
Total			**18,162.00**	**18,162.00**
Adjusting Journal Entries JE # 104				
To record year-end payroll accrual.***per client request***				
6132	Partner/ Officer:Salaries		12,274.00	
2111	Accrued Payroll			12,274.00
Total			**12,274.00**	**12,274.00**
Adjusting Journal Entries JE # 105		**454**		
To record 12b-1 fees received in 2013 for 4th quarter 2012.***per client request***				
1104	A/R - Mutual Funds		83,166.00	
5400	RR Commission Exp.		56,155.00	
2101	Current Liabilities:Commissions Payable < 30 days			56,155.00
4000	12b - 1			83,166.00
Total			**139,321.00**	**139,321.00**
Adjusting Journal Entries JE # 106				
To record RR commissions payable at year-end for trades done in 2012 but not blotter paid until 2013.***per client request***				
2101	Current Liabilities:Commissions Payable < 30 days		34,660.00	
5400	RR Commission Exp.		194,065.00	

Client: *MIDAM - MidAmerica Financial Services, Inc.*
Engagement: *MFSI - MidAmerica Financial Services, Inc.*
Period Ending: *12/31/2012*
Trial Balance: *103 T/B - Trial Balance*
Workpaper: *103 AJE - Adjusting Journal Entries Report*

Account	Description	W/P Ref	Debit	Credit
4001	Commission Income			228,725.00
Total			**228,725.00**	**228,725.00**
Adjusting Journal Entries JE # 107		**701**		
To record current year depreciation.***per client request***				
6300	Depreciation Expense		6,330.13	
1401	Fixed Assets:Acculmulated Depreciaton			6,330.13
Total			**6,330.13**	**6,330.13**
Adjusting Journal Entries JE # 108		**475.1**		
To increase allowance for accounts that are sitting in collections at 12.31.2012.***per client request***				
6400	Bad Debt Expense		26,168.00	
1150	Allowance for Bad Debt			26,168.00
Total			**26,168.00**	**26,168.00**
Adjusting Journal Entries JE # 109		**1704**		
To adjust rent expense for extra payment made in November.***per client request***				
1510	Prepaid Expenses		3,000.00	
6210	Rent			3,000.00
Total			**3,000.00**	**3,000.00**
Adjusting Journal Entries JE # 110		**1201**		
To adjust state income tax expense and move to reduce payable.***per client request***				
2300	State Income Tax Payable		2,618.00	
7500	State Income Tax Expense			2,618.00
Total			**2,618.00**	**2,618.00**
Adjusting Journal Entries JE # 111		**1202**		
To book deferred taxes.***per client request***				
1190	Deferred Tax Asset - current		2,749.95	
2201	Deferred Tax Liability - current		0.08	
2900	Deferred Tax Liability - non current			1,739.13
8000	Deferred Tax Income			1,010.90
Total			**2,750.03**	**2,750.03**
Adjusting Journal Entries JE # 112		**1201**		
To book current year federal and state income taxes.***per client request***				
7400	Income Tax Expense		7,192.00	
7500	State Income Tax Expense		2,772.00	
2200	Federal Income Tax Payable			7,192.00
2300	State Income Tax Payable			2,772.00
Total			**9,964.00**	**9,964.00**
Adjusting Journal Entries JE # 113		**1801**		
To adjust payroll accrual at year-end.***per client request***				
2110	Payroll Liabilities		37,061.49	
6135	Payroll Expenses			37,061.49
Total			**37,061.49**	**37,061.49**

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
MidAmerica Financial Services, Inc.
Joplin, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by MidAmerica Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating MidAmerica Financial Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). MidAmerica Financial Services, Inc.'s management is responsible for the MidAmerica Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, in the form of check stubs, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brison, Burke & Grigsby LLP

Certified Public Accountants

February 23, 2013
Tulsa, Oklahoma